UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________________________

FORM 11-K

_________________________________________

(Mark One)

☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 001-36522

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Investar Holding Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Investar Holding Corporation

10500 Coursey Boulevard

Baton Rouge, Louisiana 70816

Investar Holding Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

For the Year Ended December 31, 2020

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrators

Investar Holding Corporation 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Investar Holding Corporation 401(k) Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2015.

/s/Postlethwaite & Netterville, APAC

Baton Rouge, Louisiana

June 25, 2021

INVESTAR HOLDING CORPORATION 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2020	December 31, 2019
ASSETS
Investments, at fair value
Common stock of Investar Holding Corporation	$1,943,362	$2,186,906
Mutual funds	1,905,759	1,544,567
Pooled separate accounts	12,648,157	9,230,710
Investments, at contract value
Guaranteed investment contract	254,749	165,688
Total investments	16,752,027	13,127,871

Receivables
Employer contribution receivable	28,519	—
Employee contribution receivable	47,534	—
Notes receivable from participants	397,561	346,543
Net assets available for benefits	$17,225,641	$13,474,414

See accompanying notes.

INVESTAR HOLDING CORPORATION 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020

Additions to net assets attributed to:
Investments
Interest and dividends	$72,421
Net appreciation in fair value of investments	1,443,029
Net change in investments	1,515,450

Contributions
Participants	1,689,909
Employer	1,141,212
Rollovers	1,156,486
Total contributions	3,987,607

Deductions from net assets attributed to:
Benefits paid to participants	1,633,553
Administrative expenses	118,277
Total deductions	1,751,830

Net increase in net assets	3,751,227

Net assets available for benefits:
Beginning of year	13,474,414
End of year	$17,225,641

See accompanying notes.

Investar Holding Corporation 401(k) Plan

Notes to Financial Statements

Note 1 – Description of Plan

The following brief description of the Investar Holding Corporation 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General and Eligibility

The Plan is a defined contribution plan covering all full-time employees of Investar Bank, National Association (the “Bank”), a wholly owned subsidiary of Investar Holding Corporation (the “Company”), who have 90 days of credited service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

The Plan is funded by employee and employer contributions. Participating employees may contribute a percentage of their wages up to the maximum percentage allowable not to exceed the limits of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). Annual employee contributions were limited to $19,500 in 2020, as indexed by the Internal Revenue Service (“IRS”), except for those employees eligible for catch-up contributions. The Plan also permits rollover contributions, which may include rollovers from other plans qualified under Section 401(a) or 403(a) of the Code.

Participants direct the investment of their contributions and any employer contributions into various investment options offered by the Plan. Participants may currently direct contributions into pooled separate accounts, a guaranteed investment contract account, and various mutual fund accounts. Additionally, participants may use a portion of their account balance to contribute to common stock of the Company.

During the year ended December 31, 2020, the Plan allowed participants to contribute to an after-tax Roth 401(k) account. Total contributions to the after-tax Roth 401(k) account were $91,777 for the year ended December 31, 2020. The Plan collects and distributes funds in the after-tax Roth 401(k) accounts in the same manner as for all other contributions to the Plan.

The Company matches 100% of each eligible participant’s voluntary deferrals, up to 4% of compensation. Also, the Company may, in its sole discretion, make discretionary contributions to the Plan each year. The Company made a discretionary contribution in the amount of $200,000 to the Plan for 2020.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution, if any, and (b) investment fund earnings (losses), and charged with an allocation of administrative expenses. Investment income and administrative expenses are allocated based on participant account value and composition. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants are allowed to direct the investment of all contributions among the investment options offered by the Plan. Participants may change investment options at any time.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to his or her account and is notified by the Company on behalf of the trustees of the Plan (“Trustees”) prior to the time that such rights are to be exercised. Voting with respect to shares of Company stock for which no timely direction is made by the participant will be voted by the Trustee in the same proportion as those shares for which timely directions have been made.

Vesting

Participants are immediately vested in their voluntary contributions and in the Company’s matching and discretionary contributions, plus actual earnings thereon.

Payment of Benefits

Upon termination of service, including termination due to retirement, death, or disability, a participant may elect to receive either a lump-sum cash payment equal to the value of the participant’s account or monthly, quarterly, semiannual, or annual installment payments. In all instances, if the vested value of a participant’s account is less than $1,000, a lump-sum cash payment will be made.

Notes Receivable from Participants

In general, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, following the guidelines in the Plan. Loan terms range from one to five years or up to a maximum of ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan’s administrator. Principal and interest are paid ratably through payroll deductions.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at estimated fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Shares of mutual funds are reported at fair value based on the quoted market price of the fund, which represents the net asset value of the shares held by the fund at year‑end. The pooled separate accounts are stated at the net asset value per unit held by the Plan, which approximates fair value. The investment in the common stock of the Company is reported at fair value based on quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. As of December 31, 2020, there were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are reclassified as benefits paid to participants based upon applicable law and are included in the Statement of Changes in Net Assets Available for Benefits as a deduction.

Accounting Standards Adopted in 2020

FASB ASC Topic 820 “Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement” Update No. 2018-13. Accounting Standards Update ("ASU") 2018-13 became effective for the Plan on January 1, 2020. The ASU modifies the existing guidance on disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. ASU 2018-13 removes the disclosure requirement detailing the amount of and reasons for transfers between Level 1 and Level 2 and the valuation processes for Level 3 fair value measurements. In addition, this ASU modifies the disclosure requirement for investments in certain entities that calculate net asset value. Lastly, ASU 2018-13 adds a disclosure requirement for changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 measurements. The adoption of this standard did not have a material impact on the Plan’s financial statements.

Note 3 – Administrative Expenses

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Plan.

Note 4 – Investments

During the year ended December 31, 2020, the Plan’s investments in mutual funds, pooled separate accounts, and Company common stock (including investments bought, sold, and held during the year) appreciated in value by $1,543,253.

The Plan owned 117,495 and 91,121 shares of Company common stock at December 31, 2020 and 2019, respectively. The Plan did not sell or distribute any shares during the same periods. The Plan received $24,605 in dividend income on the Company common stock during the year ended December 31, 2020.

Note 5 – Fixed Income Guaranteed Option

The Plan has a fully benefit-responsive guaranteed investment contract (“GIC”) issued by Principal Life Insurance Company (“Principal Life”). Principal Life maintains the contributions in a general account. The GIC does not have specific underlying assets assigned. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GIC is included in the financial statements at contract value. Contract value, as reported to the Plan by Principal Life, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The GIC does have a surrender charge of 5% that may be charged if the Plan terminates its interest in the contract.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan document (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (5) premature termination of the contract. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be greater than 3% or less than 1%. Such interest rates are reviewed on a semi-annual basis for resetting.

Note 6 – Fair Value Measurements

Accounting Standards Codification (ASC) 820, Fair Value Measurement, defines fair value, establishes a framework for measuring the fair value of assets and liabilities using a hierarchy system and requires disclosures about fair value measurement. It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.

ASC Topic 820 requires that assets and liabilities carried at fair value also be classified and disclosed according to the process for determining fair value. There are three levels of determining fair value. These levels are:

Level 1:	Valuation is based upon quoted prices for identical instruments traded in active markets that the Plan has the ability to access at measurement date.

Level 2:

Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which significant assumptions are observable in the market.

Level 3:

Valuation is generated from model-based techniques that use significant assumptions not observable in the market and are used only to the extent that observable inputs are not available. These unobservable assumptions reflect the Plan’s own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial statements.

The following is a description of the valuation methods used for assets measured at fair value:

Mutual Funds: These investments are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Stock: The Company’s common stock is traded on the NASDAQ Global Market and is valued at the quoted market price on the last day of the Plan year.

Pooled Separate Accounts: Each pooled separate account invests its assets solely in the shares or units of an underlying mutual fund, and the investment objective of each sub-account corresponds to the investment objective of the underlying fund. The value of each pooled separate account is determined using various inputs, such as the NAV of the shares of the underlying mutual fund held at year end, adjusted for administrative expenses and other charges.

The fair value of the Plan’s assets at December 31, 2020 and 2019, by level within the fair value hierarchy, is presented below.

	Assets at Fair Value at December 31, 2020
	Level 1	Level 2	Level 3	Total
Employer security	$1,943,362	$—	$—	$1,943,362
Mutual funds	1,905,759	—	—	1,905,759
	$3,849,121	$—	$—	$3,849,121
Pooled separate accounts(1)				12,648,157
Total investments, at fair value				$16,497,278

	Assets at Fair Value at December 31, 2019
	Level 1	Level 2	Level 3	Total
Employer security	$2,186,906	$—	$—	$2,186,906
Mutual funds	1,544,567	—	—	1,544,567
	$3,731,473	$—	$—	$3,731,473
Pooled separate accounts(1)				9,230,710
Total investments, at fair value				$12,962,183

(1) The pooled separate accounts are measured using NAV and, in accordance with the guidance in ASU 2018-13, have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Note 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 8 – Tax Status

The Plan received a determination letter from the IRS dated June 29, 2017, stating that the Plan and related trust are qualified under Section 401(a) of the Code and, therefore, is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in conformity with the Code to maintain its qualified status.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 9 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant‑directed fund election are further diversified into varied financial instruments. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who made such decisions.

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization and a national emergency by the President of the United States. The global COVID-19 pandemic and the public health response to minimize its impact have had severe adverse effects on economic and financial market conditions. As a result, the Plan’s investment portfolio has experienced significant volatility. Because the values of the Plan’s individual investments will continue to fluctuate in response to changing market conditions, the amount of losses that may be recognized in subsequent periods, if any, cannot be determined.

The U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) on March 27, 2020. The CARES Act, among other things, provides immediate and temporary relief provisions available to tax qualified retirement plan sponsors and their participants related to employer contributions, distributions and participant loans. Plan management elected not to adopt the temporary relief provisions of the CARES Act.

Note 10 – Related-Party Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption is applied. Principal Trust Company (“Principal Trust”) is a party-in-interest as defined by ERISA as a result of being the record keeper and custodian of the Plan. The Plan incurred administrative and trustee/custodian expenses of $118,277 to Principal Trust in 2020. The Company is a party-in-interest as defined by ERISA as a result of being the Plan sponsor. The Plan engages in transactions involving the acquisition or disposition of common stock of the Company, which it holds in the Plan. See Note 4 for additional information related to the Company’s stock. All of the above transactions are exempt from the “prohibited transactions” provisions of ERISA and the Code.

Note 11 – Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2020 but prior to the issuance of these financial statements that would have a material impact on its financial statements.

INVESTAR HOLDING CORPORATION 401(K) PLAN
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Shares	(e) Cost	(f) Current value
*	Principal LargeCap S&P 500 Index SA-I5	Pooled separate accounts	1,878	**	$374,657
*	Principal SmallCap S&P 600 Index SA-I5	Pooled separate accounts	2,768	**	218,385
*	Principal MidCap S&P 400 IDX SA-I5	Pooled separate accounts	8,950	**	681,202
*	Principal Lifetime 2010 SEP Acct-I5	Pooled separate accounts	13,699	**	415,105
*	Principal Lifetime 2015 SEP Acct-I5	Pooled separate accounts	13,365	**	279,918
*	Principal Lifetime 2020 SEP Acct-I5	Pooled separate accounts	14,236	**	506,024
*	Principal Lifetime 2025 SEP Acct-I5	Pooled separate accounts	66,490	**	1,530,963
*	Principal Lifetime 2030 SEP Acct-I5	Pooled separate accounts	28,995	**	1,119,471
*	Principal Lifetime 2035 SEP Acct-I5	Pooled separate accounts	64,761	**	1,607,344
*	Principal Lifetime 2040 SEP Acct-I5	Pooled separate accounts	41,665	**	1,729,008
*	Principal Lifetime 2045 SEP Acct-I5	Pooled separate accounts	68,611	**	1,773,362
*	Principal Lifetime 2050 SEP Acct-I5	Pooled separate accounts	36,015	**	1,488,257
*	Principal Lifetime 2055 SEP Acct-I5	Pooled separate accounts	19,672	**	515,648
*	Principal Lifetime 2060 SEP Acct-I5	Pooled separate accounts	3,236	**	72,008
*	Principal Lifetime 2065 SEP Acct-I5	Pooled separate accounts	697	**	9,349
*	MidCap Growth Separate Account-Z	Pooled separate accounts	1,319	**	135,308
	LargeCap Growth I Separate Account-Z	Pooled separate accounts	3,411	**	192,148
*	Principal Life Insurance Company	Guaranteed investment contract	—	**	254,749
	Fidelity Advisor High Income Advantage I Fund	Mutual funds	10,446	**	117,205
	Vanguard Total Bond Market Index Admiral Fund	Mutual funds	18,407	**	213,890
	Dodge & Cox Stock Fund	Mutual funds	796	**	153,276
	American Beacon International Equity R5 Fund	Mutual funds	3,977	**	72,981
	DFA US Large Cap Value I Fund	Mutual funds	2,704	**	101,482
	DFA US Targeted Value I Fund	Mutual funds	545	**	12,868
	DFA International Small Company I Fund	Mutual funds	877	**	17,780
	American Funds Growth Fund of America R6 Fund	Mutual funds	5,078	**	343,225
	American Funds Euro Pacific Growth R6 Fund	Mutual funds	1,445	**	100,154
	American Funds New Perspective R6 Fund	Mutual funds	3,365	**	203,677
	Wells Fargo Special Mid Cap Value Institutional Fund	Mutual funds	2,670	**	115,533
	DFA Inflation Protected Securities I Fund	Mutual funds	7,753	**	102,645
	Virtus Seix Total Return Bond I Fund	Mutual funds	6,895	**	79,567
	American Funds American Balanced R6 Fund	Mutual funds	6,485	**	195,898
	ClearBridge Small Cap Growth IS Fund	Mutual funds	1,467	**	75,578
*	Investar Holding Corporation Stock Fund	Employer security	117,495	**	1,943,362
	Total investments				16,752,027
*	Notes receivable from participants	Notes receivable bearing interest rates of 4.25% - 6.50% and maturing 1/2021 - 11/2025	—	—	397,561
	Total net assets				$17,149,588

*	Party-in-interest
**	Cost information is not required for participant-directed investments, and, therefore is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

INVESTAR HOLDING CORPORATION 401(K) PLAN

Date: June 25, 2021	By:	/s/ John J. D’Angelo
John J. D’Angelo
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm, filed herewith